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BROOKFIELD OFFICE PROPERTIES ENTERS INTO 50/50 JOINT VENTURE WITH

METLIFE AT REPUBLIC PLAZA IN DENVER

NEW YORK, May 12, 2014 – Brookfield Office Properties Inc. (BPO: NYSE, TSX) today announced that it has entered into a 50/50 joint venture partnership with MetLife on the Republic Plaza office building in Denver. Brookfield, which will retain management and leasing responsibilities at the property, had previously owned the building outright and sold a 50% stake to MetLife in a transaction valuing the property at $480 million. Net proceeds to Brookfield are approximately $98 million.

Republic Plaza is 95.2% leased with a weighted average remaining lease term of six years in place. The building’s two largest tenants, Encana Gas & Oil and DCP Midstream, occupy just under 50% of the tower’s office space, with leases that do not expire until 2019 and 2023, respectively.

“Brookfield looks forward to its continued ownership and operation of Republic Plaza and our newly formed joint venture with MetLife,” said Mark Brown, global chief investment officer of Brookfield Office Properties. “Our investments in the thriving Denver central business district continue to perform extremely well.”

“Republic Plaza is a trophy office tower in a core real estate market,” said Robert Merck, senior managing director and global head of real estate for MetLife. “Brookfield is an experienced and successful owner and operator of office properties and we are looking forward to expanding our partnership with them.”

At 56 stories in height, Republic Plaza is Denver’s tallest building. Brookfield also owns and operates the city’s second tallest building, 1801 California Street, where the company recently completed a $50 million renovation program including a new entrance plaza, interior lobby and signature restaurant.

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About Brookfield Office Properties

Brookfield Office Properties owns, develops and manages premier office properties in the United States, Canada, Australia and the United Kingdom. Its portfolio is comprised of interests in 113 properties totaling 88 million square feet in the downtown cores of New York, Washington, D.C., Houston, Los Angeles, Toronto, Calgary, Ottawa, London, Sydney, Melbourne and Perth, making Brookfield the global leader in the ownership and management of office assets. Landmark properties include Brookfield Places in Manhattan, Toronto and Perth, Bank of America Plaza in Los Angeles, Bankers Hall in Calgary and Darling Park in Sydney. The company’s common shares trade on the NYSE and TSX under the symbol BPO. For more information, visit www.brookfieldofficeproperties.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of Canadian provincial securities laws and applicable regulations and “forward-looking statements” within the meaning of “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding our operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts,” “likely,” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: risks incidental to the ownership and operation of real estate properties including local real estate conditions; the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the ability to enter into new leases or renew leases on favorable terms; business competition; dependence on tenants’ financial condition; the use of debt to finance our business; the behavior of financial markets, including fluctuations in interest and foreign exchanges rates; uncertainties of real estate development or redevelopment; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; risks relating to our insurance coverage; the possible impact of international conflicts and other developments including terrorist acts; potential environmental liabilities; changes in tax laws and other tax related risks; dependence on management personnel; illiquidity of investments; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits therefrom; operational and reputational risks; catastrophic events, such as earthquakes and hurricanes; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

Media Contact:

Melissa Coley, Vice President, Communications

(212) 417-7215; melissa.coley@brookfield.com

Investor Contact:

Matt Cherry, Vice President, Investor Relations

(212) 417-7488; matthew.cherry@brookfield.com